EXHIBIT 21

Name	State or other jurisdiction of incorporation or organization
1. Quanta Reinsurance Ltd.	Bermuda
2. Quanta U.S. Holdings Inc.	State of Delaware
3. Quanta Reinsurance U.S. Ltd.	Bermuda
5. Quanta Life Reinsurance Ltd.	Bermuda
6. Quanta Indemnity Company	State of Colorado
7. Quanta Specialty Lines Insurance Company	State of Indiana
8. Quanta Intermediary Services Inc.	State of Delaware
9. Quanta Agency Services Inc.	State of Delaware
10. Quanta Technical Services LLC	State of Delaware
11. Environmental Strategies Consulting LLC	Commonwealth of Virginia
12. Events Analysis Corporation	State of Delaware
13. QLT of Alabama, LLC	Commonwealth of Virginia
14. Quanta Europe Ltd.	Republic of Ireland
15. Quanta UK Ltd.	United Kingdom
16. Quanta 4000 Holding Company Ltd.	Bermuda
17. Quanta 4000 Ltd.	United Kingdom
18. Quanta Capital Statutory Trust I	Delaware
19. Quanta Capital Statutory Trust II	Delaware